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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                                                   Commission File Number 1-6715

                           NOTIFICATION OF LATE FILING

   (Check One): /  / Form 10-K    /  / Form 11-K   /  / Form 20-F  /X/ Form 10-Q
/  / Form 10-N-SAR
For Period Ended:  DECEMBER 31, 1998

/  / Transition Report on Form 10-K           /  /Transition Report on Form 10-Q
/  / Transition Report on Form 20-F          /  /Transition Report on Form N-SAR
/  / Transition Report on Form 11-K

For the Transition Period Ended:                                  .

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:    NATIONAL MEDIA CORPORATION

Former Name If Applicable:

Address of Principal Executive Office (Street and Number):
15821 VENTURA BOULEVARD, SUITE 500,

City, State and Zip Code:  LOS ANGELES, CALIFORNIA  91436


                       PART II - RULES 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

/X/      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/  /     (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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                              PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

On October 23, 1998, National Media Corporation ("the Company") formally consummated a transaction (the "Transaction") pursuant to which, among other things, operational control of the Company was assumed by an investor group led by Stephen C. Lehman, Eric R. Weiss and Daniel M. Yukelson.

In connection with the Transaction, NM Acquisition Co., LLC, a Delaware limited liability company ("ACO"), invested $20,000,000 into National Media in exchange for shares of newly-created Series E Convertible Preferred Stock which shares are convertible into 13,333,333 shares of common stock of the Company ("Common Stock"). ACO is managed by Temporary Media Co., LLC, a Delaware limited liability company ("TMC") of which Messrs. Lehman, Weiss and Yukelson are the managing members. As part of the Transaction, TMC was granted a five-year option (the "TMC Options") to purchase up to 212,500 shares of Common Stock at an exercise price of $1.32 per share and warrants (the "TMC Warrants") to purchase up to 3,762,500 shares of Common Stock at exercise prices ranging from $1.32 to $3.00 per share.

As a result of (i) certain valuation issues related to the TMC Options and the TMC Warrants and (ii) the extensive amount of senior management time and effort expended in the time period following consummation of the Transaction to restructure the operations of the Company, the Company has not yet been able to finalize its financial statements for the quarter ended December 31, 1998.

                           PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Daniel M. Yukelson, EXECUTIVE VICE
PRESIDENT/FINANCE AND CHIEF FINANCIAL OFFICER    (818)            461-6413
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(Name)                                         (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    / X / Yes         /    / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   / X  / Yes         /   /  No


            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            For the three month period ended December 31, 1998, the Company expects to report a net loss in excess of $20.0 million as compared to a net loss of $8.1 million for the three month period ended December 31, 1997. The increased loss is primarily attributable to the Company's adoption of a revised business plan under the direction of its new management team. As a result, the Company has undertaken specific actions to dramatically reduce its overall cost structure and transition its business model from a television direct marketing comany to an electronic commerce company. Certain of these actions has resulted in restructuring and unusual charges being taken by the Company in the three months ended December 31, 1998. In the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, the Company disclosed that it would be taking restructuring charges of $10-$20 million.


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


By: /S/ DANIEL M. YUKELSON                        Date:     FEBRUARY 16, 1999
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     Executive Vice President/Finance and
        and Chief Financial Officer